Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: December 15, 2020

The following is a transcript of a presentation made to investors and analysts by AstraZeneca and posted on its website, www.astrazeneca.com, on December 12, 2020:

Company Participants: •Aradhana Sarin, Chief Financial Officer •Ludwig N. Hantson, Chief Executive Officer •Marc Dunoyer, Executive Director and Chief Financial Officer •Mene Pangalos, Executive Vice-President, BioPharmaceuticals R&D •Nick Stone, Investor Relations •Pascal Soriot, Executive Director and Chief Executive Officer Other Participants: • • • • • • • • • Andrew Baum, Analyst Emmanuel Papadakis, Analyst James Gordon, Analyst Matt Weston, Analyst Sachin Jain, Analyst Seamus Fernandez, Analyst Simon Baker, Analyst Tim Anderson, Analyst Unidentified Participant Transcript: Pascal Soriot Thank you. Welcome, everyone, and thank you very much for joining us for today's webinar. My name is Pascal Soriot, I'm the CEO of AstraZeneca. I apologize, we are taking you away from your weekend. But as you can imagine, this is a very material transaction for our company and for Alexion. And as soon as the Boards of both companies agreed on this merger of the two companies, we, of course, had to announce it and also, I guess, the benefit of announcing today is that it gives investors and analysts a weekend to think about this transaction and the consequences and the implications and the importance of it. I'm joined today by Marc Dunoyer, the CFO for AstraZeneca as well as Mene Pangalos, who's our EVP of Biopharmaceuticals R&D. On the Alexion side, Ludwig Hantson the CEO of Alexion is with us as well as Aradhana Sarin, who is the CFO of Alexion's. We also have members of the AstraZeneca IR team and members of the Alexion team with us today. So let me get started with the presentation. The transaction we just announced today, we believe, will accelerate the AstraZeneca strategic and financial development. We've been on a journey over the last number of years and we believe this is a very important time point for us and a very important transaction that will further accelerate our development. If we move to the next slide, this is the forward-looking statement. You know very well --those of you who have followed us know very well that our [ph] strategy has been focused on a broad presence across specialty and primary care franchises that we've been building over the years. From a history of primary care presence we have developed the company in specialty care, in particular, in oncology, but also all the specialty care fields. And we have a large, very strong emerging markets presence. We are number one in China, the number one pharmaceutical company and we have large presence in many emerging markets around the world. We have a strong pipeline and we have been working on developing this pipeline over the last many years following the science and looking for innovative medicines that make a difference to the life of patients. We have 17 Phase III medicines in development and lifecycle projects and we are of course working very hard to advance our early and mid-stage pipeline very quickly. And finally, we --after many years of rebuilding our pipeline and investing in our future growth, we are rapidly improving our financials. We have nine blockbuster medicines. We've returned to sustainable revenue and earnings growth. And as you know very well, we --our focus has been on operate --improving our operating leverage and our cash flow so that we can provide dividend by 2021 next year. And overall, throughout all these years, our focus has been on science and patients and developing innovative medicines in oncology and biopharmaceuticals that help treat difficult diseases. So if we move to the next one, we have had a focus on oncology, cardiovascular, renal, metabolism, and also respiratory disease, but over the last two to three years, we have increased our focus on immunology. As you know, we've always described RIA, respiratory and immunology. First of all, with anifrolumab which we filed for SLE and we are of course working on lifecycle management of this important product. In the mid term, we have been working on further franchise development in myositis and CLE. And we also have a number of indications that are smaller indications that we are developing Fasenra and of course the core indication of Fasenra is asthma, but there's a whole range of important but smaller indications that we are working on. And we will be doing the same with tezepelumab. You also know that we have brazikumab that we are developing and hoping to launch by '25, '26. And in the long term, our goal is really to build a leadership position in the field of immunology across a range of indications. So if we move to the next one, we have had a very clear criteria for business development and merger acquisitions and I have presented those criteria to a number --described those criteria to a name of you over the past months and years. And our external growth strategy has always been anchored in these principles. First of all, anything we do has to be aligned with our strategy that is aligned with our therapy area of focus and definitely accelerating our innovative science. Secondly, we have to add --we have to be able to add value either through our expertise in a certain area or alternatively for our geographical reach. Any business development or M&A has to support our top line growth, anything that would dilute our top line growth is something we would not --we have never considered. Of course the price has to be right and the investment has to attract a reasonable return. It has to be accretive to our earnings. And finally, the integration has to be feasible, manageable from an organizational viewpoint, from a footprint viewpoint, but also very, very importantly from a cultural viewpoint. And we believe here Alexion is very much aligned with our strategy and meeting all these criteria. The two companies share a common culture of belief in science, innovation, developing medicines that help patients. This --as you will see from the next few slides, this merger will each of these criteria with a positive answer to each of those. Moving to the next one. Alexion, I'm sure many of you know, Alexion, it is a global leader in immune-mediated rare diseases with a historically very important product Soliris that has been developed for PNH and a range of other indications. And in the more recent past, Ultomiris has been developed as a second-generation medicine, which was launched in 2018 and has a long patent protection. The Alexion team has done a spectacular job switching 70% of PNH patients from Soliris to Ultomiris within 18 months and there's more to come. And that effort is continuing across other indications. As a result, the company has shown a pretty substantial CAGR over the last number of years and is getting close to $6 billion in sales for the last 12 months until 2020, with a pipeline in development that is pretty robust with 11 molecules and 20 clinical studies across a range of indications. So if we move to the next slide, Alexion has been and again, some of you would know that, but over time developing from history of a focus on ultra-rare indications to indications that are less rare to relatively more common. And moving also from Soliris to Ultomiris to ALXN1720. And as you can see here on this graph, Ultomiris is now approved for PNH. It's approved for aHUS. And then there is a whole range of indications that are in development that are addressing a pool of 250,000 patients potentially and the next generation product, which we may --we might talk about later if you want, is in early development, but also very, very promising compound. If we move to the next one, so this is really in a nutshell why we believe this is such a valuable transaction. First of all, there is a compelling scientific complementarity and synergy. We have --as I explained a minute ago, we have tried to increase our presence in the immunology field and Alexion is bringing a tremendous expertise in the complement system and has very strong research platform that are currently applied to rare diseases, but we believe have applications outside rare diseases. There is of course a strong pipeline, as I mentioned, a minute ago, but we also believe that we can leverage AstraZeneca's precision medicine capabilities. We have invested a lot in genomics and oligonucleotides and other technologies over the last few years, which we believe can actually help us generate products that could then be developed and commercialized by the Alexion team. The two companies have a focus on science and are very patient centric. We both believe in the value of science and innovation. And of course if you are in the rare disease field, you have to be extremely patient centric, but we believe at AstraZeneca patient is above everything we do every day and our move has been from primary care to specialty care with very much a focus on patient of course. The last --the next point is that the revenue growth of Alexion is very much --is very robust and very much aligned with our expected revenue growth. So the two companies together will deliver a new a product we believe will have an industry leading revenue growth with double-digit revenue growth, expected through 2025. There is potential additional sales that AstraZeneca can generate through our presence in emerging markets and, in particular, in China and we believe we can accelerate the development of the erection portfolio and the pipeline in those emerging markets, and definitely in China where Alexion today has a very, very small presence. We see attractive growth of course in the specialty field in the highly specialized field and essentially tomorrow we will have the ability to commercialize or bring medicines to physicians in primary care --from primary care all the way to specialty and hyper specialty care or rare disease. So very strong presence across a variety of fields. And finally, importantly, the impact on our financials will be very substantial with an improvement of profitability and cash flow. Our core operating margin is expected to be significantly enhanced in the near term and will of course have continued margin expansion. That will be supported by synergies. The synergies that are listed here are partly sales synergies as we grow additional sales in some markets, as I said a minute ago. But of course some duplication --elimination of duplications and some cost reduction. We see a very strong double-digit core EPS accretion for the first three years and improved cash flow and a very rapid debt deleveraging with an ambition to increase our dividend. And finally, a strong investment credit rating that will give us a strategic and financial flexibility for the future and enable us to continue fund the growth of the company. Moving to the next one. So with this, I'll hand over to Marc, who is going to take us through the rest of the presentation. Over to you, Marc. Nick Stone Marc is on mute unfortunately. Marc Dunoyer Thank you, Pascal. And can you hear me now? Pascal Soriot Yeah.

Marc Dunoyer Thank you, and hello everybody. So Pascal has talked about the complementarity of our effort in immunology and I thought I would try to classify the various types of immunity -immunology for you to understand how the products --the various products position themselves in the portfolio. So, on the left, you have the innate immunity. This is the area where Alexion is very strong with the complement system biology in the C5 inhibition, but also on the C3 inhibition with Factor D. And you have the various therapy area where they have been present, historically hematology and nephrology, more recently branching into neurology and also ophthalmology. And you have the --at the bottom, you have the products that we know very well. Soliris, Ultomiris, the Two Factor D products, the new C5 inhibitor and the FcRn inhibitor. If we look at on the side of AstraZeneca, we have been involved in the more Type 2 cell-mediated immunity, Interleukin 5, Interleukin 13, we worked TSLP. We are now also working on Interleukin 33 and we have brazikumab for the Interleukin 23. We are both - both companies are doing some effort on the humoral part of the adaptive immunity, Alexion with FcRn inhibitor and ourselves with anifrolumab, which is a Type 1 interferon receptor, trying to address the issues linked to disease of the B cells or IgGs. So for this cluster of classification, let me turn to the next page. What this slide --next page please. What we want to do today is to show how widely the complement system can apply to various set of disease both in the rare disease, but also in the common disease. Obviously the role of the complement platform is more well known in the rare disease and you have in dark font the indication that have already been approved. You have in italic, the indications that are presently under development. And you can see, for instance, on the common disease ophthalmology, macular generation or geographic atrophy is being developed. But in fact if you look at all the scientific literature, it is conceivable that many other common disease could also have applications of this new --this biology. And that's what is of interest to us, even in oncology, where we see potential applications of the complement biology. Maybe turn to the next page. So, I think the two companies have had a different legacy or different history. If you look at AstraZeneca, we have a legacy or history of chronic care and primary care. Progressively, we have increased our presence in the specialty area and today we are about 50-50, slightly above the 50%. On their side, Alexion comes from an history of ultra offense and progressively they tried to go towards the specialty care with slightly larger group of patients. What the two companies have in common and this is listed as the combined strength, they are both involved in immunology. We have talked about it. They are both involved in biologics. What AstraZeneca can bring to the new company and benefit the rare disease research is genomics and genetics, also technologies in oligonucleotide. So at the bottom of the two where AstraZeneca can help for the contribution of the effort of Alexion disease genomics and oligonucleotides and then we can share a common strength in immunology and biologics. If I can get to the next slide, so just to give you some vignette about their --the pipeline that we are acquiring. So obviously, the strongest part is the C5 franchise with Soliris and Ultomiris. Pascal mentioned earlier on the impressive product conversion, this expertise in transitioning from one product to another. Then, they are also working on this innovative C5 formulations and also the 1720 which is at early stage of development. The expansion in neurology in the recent years has been very good. But they are also expanding in many other disease area where the unmet needs is quite high and then we have listed, though, the ALS, TMA, and also series of renal indications. They also have in the complement franchise an oral therapy Factor D which is being tested in PNH. It's also being tested in other indication, but PNH first. And there are several programs to test the overall Factor D in the renal area, IgA nephropathy, as well as (inaudible) neuropathy. Alexion has also quite recently formed Portola, a product called Andexxa which is basically an antidote against the Factor 10A bleeding events and this product will be, I will say, very complementary to the presence of AstraZeneca in cardiovascular, in the CVRM part of our company. In the near term, Wilson disease, which is basically the copper-binding. This is a therapy where there have been no innovation for the last 30 years and Alexion is coming with a very differentiated and competitive molecule. And lastly, we mentioned in the amyloidosis area, Alexion has two projects. We describe one of them here. So this is where the cardiomyopathy linked to the amyloidosis could also have a greater opportunity. Can I get the next slide? So talking about the sort of complementarity of science and complementarity of the portfolio, we also need to talk about the complementarity of the cultures and then the focus --the shared focus on patients. So first of all, the two companies have a very strong focus on delivery of innovation to serve patients better. We have listed here the various historical successes in being the first in certain categories and so on. I think it's important to see that this could present not only the past, the present, but potentially the future in terms of first introduction in different therapeutic categories. The other point to make is the --together the opportunity --together we will have a greater opportunity for continuing our investment in science to develop transformative medicines and this is what this new company can do and become. And on the next page I will try to explain this in a little bit more detail. So, what this company will be. It's a new pure play biopharma innovator, with strong profitability and industry-leading science and growth. So Pascal has talked abundantly about the broad presence, broad presence geographically, but also balance on primary care, specialty care and rare disease. It is a strong pipeline. We just talked about it a minute ago, 28 Phase III medicines and significant lifecycle projects. And then on the financials, non-blockbusters growing to 12 by 2023, so it's --it show that the company will have no dependency on one very large asset, so the concentration risk will be very low.

A fast-growing global company. We talked about the double-digit growth for 2025. I will show you a slide in a moment talking about the growth of this new company versus the market. Sustainable revenue growth and robust earnings, that's important and strong operating leverage and cash flow generation. So these two last points show that the growth of revenues will be linked to a very, very substantial profitable growth. And then at the bottom, I think this is to summarize what this company will be. It's a combination of two science and patient centric organization with an increased operating leverage and this will underpin our strong financial flexibility. Can I get the next page? For this, we have tried to classify the portfolio of the new company. On the left, you have the oncology products and we have listed all the products that we have in our portfolio. So it's about $11 billion with a growth rate of 17%. In the middle, you have the rare disease of Alexion about $6 billion for growth rate of 24% and on the right, we have regrouped both CVRM and R8dwhich we now regroup under the organ protection and immune-mediated disease, about $10 billion, growing at 5%. And maybe a word on the organ protection, the way we consider it, protection of the heart, with Farxiga, for instance, in CHF; Brilinta, Andexxa; the Kidney, Farxiga again; Lokelma, Evrenzo which is the brand name of roxadustat. We have a live --we have a pipeline in liver in NASH. A very strong presence in lung, in both asthma and COPD and other immune-mediated diseases which are coming from our adaptive immunology type of products in the (inaudible) extensions and again the presence is across primary to specialized and branching out onto the highly specialized care. Can I get next slide? Next slide is just a comparison of the revenue growth. So, we have mentioned the double-digit revenue growth for 2025. This slide compares this projected growth of the new AstraZeneca in comparison to its peers and you can see that the peers are growing at 3.6%, so a double-digit revenue growth is more than double what the rest of the industry is going to do. So very substantial growth profile versus the market. Can I get the next slide? Then a few word about rare disease and how strong the rare disease category is going to grow. On the left, you have basically a cartoon explaining that in fact the rare disease individually are obviously very rare, but collectively if you aggregate them, they represent about 9% of the population. However, they are fragmented or distinguishing more than 7,000 distinct diseases and what's, interim, interesting for the potential in the future is that only 5% of them have FDA approved medicine. In the center of the slide, you have basically the progression of this class of drugs, today $66 billion, but this is projected to grow at a low double digit. And on the right, you have a comparison of the projected growth in rare disease versus other therapeutic segments and you will see next to rare disease, you see the high growth also of oncology but also dermatology. So rare disease is projected to be one of the fastest-growing categories. Can I get the next slide? The next slide talks about the complementarity, the geographic complementarity. You can see that Alexion on the right is very strong in the United States with 59% of the revenues, well balanced in Europe with --or Japan with 19% and 9%, but if you look at the yellow part, the emerging market, this is where AstraZeneca has a much greater presence where we have China and other emerging market, about 34% and therefore this is where we bring --we will be able to bring more support to the expansion of the Alexion products in the emerging markets and then the combined company will be given more balance than what we are today originally. Can I get the next slide? The next slide talks about, first of all, you have this little icons on the research centers. We have three research centers on the side of AstraZeneca and one research center and headquarter in the northeast of the United States. AstraZeneca is present in every market of the world where Alexion is present in about 20 countries of the world. What is also very important is the decision that we have made to have a dedicated rare disease unit headquartered in Boston and that we believe this integration is going to be relatively easy because both companies share a strong patient centric culture. Can I get the next slide where I will talk a little bit about numbers? So, first of all, these numbers represent the last 12 months financials in a pro forma basis, apart from the $28 billion of debt, which is basically the debt of today, plus the debt of the acquisition. So it's more sort of a perspective number. But let's talk that --let's look at the revenue first. So 12 months pro forma, $32 billion, growing at 10% with the core operating profit margin for the last 12 months at 32% and an EBITDA of $11 billion. And then if you compare the net debt to the EBITDA, you can see that the gearing ratio of the new company will be still very reasonable. Can I get the next slide? So we have over the years explained our capital allocation priorities. What we want to say today is how much Alexion supports the value creation cycle that we have been working on. So first of all, if I look at investment in the business, this is basically another investment in a new area of science to reach another group of patients. At the bottom right, supporting the progressive dividend policy. Obviously, this alliance will give us a strong capacity to improve the dividend. It is clearly a step-up towards our dividend progression moving forward. On the --if I go left, they are maintaining a strong investment-grade credit rating. So it's, obviously, credit rating is an important thing for us. And we will --this acquisition will enable us to reduce the debt that I just mentioned in the previous slide. Thanks to the large cash flow of the new company. This opportunity is also immediately earnings accretive for us. And can I turn to the next one? And then to summarize what this transaction characteristic is, so the price is $175 per share of Alexion. It is paid in $60 in cash and 2.1243 American deposit shares for each Alexion shares. So in total, it represents a consideration of $39.4 billion, which is paid $13.5 billion in cash and $25.9 billion in shares. In terms of timing, basically the deal should close quarter three 2021. The shareholders of Alexion should own about 15% of the combined company. Obviously, the transaction is subject to the normal regulatory approval. And we expect the --both set of shareholders to approve the transaction in quarter two 2021. And obviously, until closing, both companies will continue to operate as separate entities. With this, I would like to hand over to Pascal, who is going to give us a conclusion slide.

Nick Stone Pascal, you are on mute unfortunately. Pascal Soriot Sorry about this. Yeah, so I was saying that, as you've heard through this presentation, we see a very strong scientific synergy here that will enable AstraZeneca to increase our presence in immunology and leverage this complement system research platform that Alexion has been developing over a number of years and apply (Technical Difficulty) rare diseases --beyond rare diseases. Of course, the pipeline is part of the attraction of this transaction, but also the other aspect that is going to create value in the long term is the fact that AstraZeneca's precision medicine capabilities will enable us to discover, develop products that we would not have developed in the past because we didn't have a presence in the rare disease space. The two companies share a similar culture with a focus on science and innovation and patients. And we believe that's a very important point because it should support a very good, a very smooth integration of the two organizations. Importantly, this acquisition will enable us to continue growing at a faster clip. There's no dilution of our top line growth and we expect to experience double-digit revenue growth through 2025, with an increasing presence in the specialized field, which we have been moving towards over the last number of years. And importantly, we also believe we can generate sales synergies in the emerging markets and most importantly, in China. And finally, very importantly, also, there's an improvement, of course, of our profitability and cash flow that will enable us to deliver over the next few years quite rapidly, actually. We see a double-digit accretion on the EPS front for the first three years. And we see --as you could see here, already an immediate improvement of our operating margin, with further improvement of that margin over the next few years. As was the case in our --this is standalone plan, of course, but the new company will continue improving its operating margin. So, all in all, a very compelling transaction, we believe, from a science viewpoint, a commercial viewpoint, but of course, also a financial viewpoint. So we'll stop here. If you move to the next slide and we'll move to the Q&A. Questions And Answers: A - Pascal Soriot So if you don't mind, as a reminder, please be sure to type your question in the Q&A box that is on the side at the bottom of your screen or if you want, you can also raise your hand and then we can take the question live. (Operator Instructions) As we can only see your number, please e-mail IR team, irteam, all in one word, @astrazeneca.com with your name and institution, so we know who is behind the number. So the first question is from Marietta Imit. And Marietta is asking how much of the consideration is for PNH and the in-line drug? What midterm market share and increasingly complements that you envisage? Marietta, we don't guide specifically on how we value individual part of the company. So it's relatively hard to answer a question that is so very specific in terms of how much value we would allocate to a specific indication or a specific product, unfortunately. We believe that definitely there will be competition, as you would expect, in the PNH field over the number of years. But we also believe that the life cycle management that is ongoing - well, first of all, the transition from Soliris to Ultomiris and the life cycle management around Ultomiris will enable this franchise to continue to grow over the next number of years and resist also the biosimilar threat that will affect Soliris. There is a question by Luisa. Marc, it is probably more for you, is given as fast return to growth and our margin expansion, why do this deal now? Was it a competitive process for you, Marc? A - Marc Dunoyer So what this deal is going to do in terms of margin expansion is going to be an immediate step up and will be continue to promote growing margin expansion over the years. So you have an acceleration of our own margin expansion, which, of course, will continue, but it's a step-up and an acceleration. Regarding the question, of whether this deal was competitive, I mean, I'm not sure I am the best person to answer that question. For what I could see and from my knowledge, I do not think this was a competitive build. A - Pascal Soriot Thank you, Marc. And then there is another question coming from Luisa, which is also for you. When will you expect the shareholder vote to take place? And can you expand on the break fee on each side, Alexion Board recommendation of acquisition and under what circumstances could Astra break? A - Marc Dunoyer So the --we have --we expect the shareholders meeting to take place in the quarter two of 2021 following the normal regulatory processes. The break fees is well described. I mean, there are different cases for it. But basically, this is customary. I think it's 3%, roughly, of the value of the deal. And the circumstances is, if one company decides not to continue with the merger, the other party receive the break fees. It's quite custom. A - Pascal Soriot So there's another question coming from Marietta Imit, which is about the dividend. What share do you expect to raise the dividend? Again for you, Marc. Are you confident that you would have made your cash flow dividend cover target next year without the acquisition? Thank you. A - Marc Dunoyer

So let me take this one first. So the --yes, we are very confident that without this acquisition, we were going to cover our dividend in 2021. And then when are we going to increase the dividend? I think we need to say, in the year of the merger 2021 may not be the best year, but I think soon after that, we should be able to expand the dividend. A - Pascal Soriot Thank you, Marc. Another one for you again. Are there other planned M&A? Is this the final one for some time? Are bolt-on acquisitions possible? A - Marc Dunoyer Well, yes, I think it's going to be --it is a very important acquisition for us. And we need to, first of all, go through the closing next year. We need to finish the integration and make sure that this new company is very powerful and starts on the right foot. So I think for some time, this is the last of the large acquisition. A - Pascal Soriot Thank you, Marc. We'll take one hand raise. Yeah, James Gordon --James, do you want to ask your question? Q - James Gordon Guys, can you hear me okay? A - Nick Stone We can James, yes. A - Pascal Soriot Yea, go ahead. Q - James Gordon Thanks a lot for taking the question. The question was about the post '25 outlook. So I can see strong accretion out to '25 and comments about the double-digit accretion but in terms of the outlook longer-term because you also note two patent expiries for Alexion. So do you think the deal would still be double digit top line accretion further out beyond '25 would be the question and the longer-term bottom line accretion profile? Also, if I could just squeeze in one other just confirmation or clarity. In terms of the accretion assumptions, maybe for Marc, what are you thinking about the cost of debt for this deal, please? A - Pascal Soriot So let me just make a general comment. And, Marc, you could add more to this. We typically don't really forecast --I mean, we do forecast internally, but it's really hard to give any strong sense of direction post five years. We already have given you a sense of our top line growth for 2025. But as we see today, we still would continue on a good growth rate for '25. To a great extent, of course, it will depend on the success of our portfolio --of our pipeline and we have quite a number of products in our pipeline, as you know, that have tremendous potential and we will have to unlock this potential through the clinical work we are doing today. So it's really hard to focus to forecast past 2025. But as it stands, we see a reasonable growth post '25. Marc, over to you, if you want to add anything to this and also the cost of debt? A - Marc Dunoyer No, I think you have covered it, Pascal. On the cost of debt, basically, the rates today are very low. Even if we convert our bridging loan into different maturity, if we have a maturity of about 10 years on average, we believe that the rates will be between 1% and 2%. So it is a period where the rates are extremely low. A - PaScal Soriot Thanks, Marc. There's another question here relating to debt or at least the bridge facility and the question is, the bridge facility is $17.5 billion. However, in the presentation in the slide, there is a figure of $13.5 billion cash consideration. So can you clarify, please? A - Marc Dunoyer Yes. So the reason why the $17.5 billion looks bigger than the $14 billion that we have said, because when we acquire Alexion, there are some change of control covenants for the debt that Alexion owns today. So therefore, we have to reimburse first, the debt that Alexion has contracted, which is $2.5 billion as well as a revolving credit facility of $1 billion. So in total, $3.5 billion to reimburse that. And of course, on the same day, we have to borrow it. So it's $14 billion, plus the $3.5 billion, which is the anticipated reimbursement of the debt of Alexion. A - Pascal Soriot Thanks, Marc. So I'll go back to Andre. Andrew Baum, Go ahead. Q - Andrew Baum Good morning. Thank you. So could you comment on what are your pricing assumptions for Ultomiris post the introduction of Anngen's biosimilar post '25? And then second, proactively how you may think about pricing as you take Ultomiris into higher prevalence patient populations? I'm assuming that maintaining the current pricing may be challenging. And then second, could you just talk to the level of organizational disruption or not integrating Alexion may cause? I'm just thinking of the very high pace of activity of Astra over the last 18 months to 2 years in terms of both reengineering oncology, Medimmune, the vaccine efforts and HER2 Daiichi. Just thinking about the stresses that that puts on the organization despite the value that may be created as a result of many of those activities? A - Pascal Soriot

Thanks, Andrew. Let me try to address the second question. And then what I would do is that I'll ask Ludwig to comment on that second question as well from his viewpoint. And there will be a chance for Ludwig to say a few words. But also, Ludwig, if you wanted to address this question of price because you may have disclosed things in the past. We typically don't comment much on our pricing, but you may have disclosed things in the past. So you'll probably best answer this question. In term of the disruption, Andrew, the oncology organization now is working incredibly well. We have a tremendous oncology R&D team. We also have a very, very strong commercial team under the leadership of Dave and Jose, as you know. I personally believe we have one of the most --I mean, one of the best teams in oncology in the industry. And so there's no disruption there. This integration would not affect this team. And I don't see any disruption that would be brought to this team or the biopharma team. We will establish the rare disease business unit as a standalone business unit headquartered in Boston. So we see a lot of collaborations between the different teams and bridges to establish, but very limited, in our opinion, disruption. I mean, of course, there will be some disruption as there is always in a deal like this. But it's not like merging two very large pharmaceutical companies. And the overlaps, as Marc explained a bit earlier, as you know, are relatively limited. The capabilities that Alexion has in R&D and in commercial capabilities we don't have. So we clearly would protect this. We would expand the coverage of the world and we would save in functions where there would be some disruption, but limited. So, Ludwig, you want to take this opportunity to say a few words about what you think of this for the potential transaction and also the pricing of Ultomiris, as you see it? A - Ludwig N. Hantson Yeah, absolutely. Can you hear me okay? A - Pascal Soriot Yeah. A - Ludwig N. Hantson Okay, perfect. So first of all, I think it's an exciting new chapter for Alexion. And as you said, Pascal and Marc, both companies share the same dedication to science and innovation. And I think the big picture here is this is a great opportunity to bring more innovation to more patients globally. So I think it's --it makes a lot of sense. I have to say that I'm very proud of the Alexion team. I'm very proud of the significant progress the team has made over the last three years. So I really want to thank all of our employees for their leadership and for their hard work. I do believe that this transaction could generate significant value. I think a greater scientific presence in immunology, as was discussed earlier this morning. And number two is enhancing the Alexion geographical presence. As a matter of fact, as one example, we don't have really a footprint in China and also the workforce that we have in Alexion is very strong. So I'm very proud of who we are.

With respect to pricing strategy, I'm not going to comment on pricing strategy moving forward. What AstraZeneca strategy is going to be, that is Pascal and Marc, we will have to talk about. But let me take a step back and give me --and give a little bit of background on where we are in the conversion from first generation to second generation and everything that I'm going to say, we've said so many times, several times in public already. So the team has done --has been doing an awesome job with converting SOLIRIS PNH and aHUS business to Ultomiris. Ultomiris has a very strong clinical platform. It has a long IP till 2025. So when we talk about biosimilars, it's not about biosimilars for Ultomiris. It's a biosimilar of a first generation product. We've seen, as was in the --I think in the press release, we've seen 70% conversion within 18 months, which is best-in-class conversion. And that's driven by the product profile, the patient's view of what the molecule brings as well as by a strong team. So our objective is that by 2025, majority of our business is Ultomiris. We have the first two indications, PNH, aHUS. We're planning with the Phase III trials to get the MG indication by 2022 and the NMOSD indication by 2023. So that means that our objective is to make sure that Soliris conversion --it will never be 100%. We cannot claim that. Our ambition is to be 90% plus for our entire business. So the pricing strategy that we have been taking as an organization, again, we're an independent company. So I'm talking about the Alexion historical pricing strategy. That is --our growth has been driven by innovation. Our growth has been driven by access, by volume. We have a sustainable pricing ethos that we try to respect. We launched Ultomiris, the second generation at a discount 30%, maintenance discount versus Soliris versus first generation. So that's what we have been talking about over the last quarter. So I'm going to stop here, Pascal, and give it back to you. A - Pascal Soriot Actually, Ludwig, if you don't mind, since you're covering this, a very important switch, there's a question here from Jo Walton about the differentiation between Soliris and Ultomiris, the clinical differentiation that is. A - Ludwig N. Hantson Yeah. When you take a step back and where we are, so we are on a journey within our C5 and our C5 franchise is our flagship franchise, moving from Soliris to Ultomiris, from Ultomiris to 1720. What it means for patients with Ultomiris, instead of going to the hospital every two weeks for an IV infusion, Ultomiris patients can now go for their infusion every two months. And that is a big deal. And I don't need to tell you that this is a big deal from how you lift your disease as a patient and also as a family, but also has pharmacoeconomic benefits, especially, as I said, there is a discount. But on top of that, we save costs of not going to the hospital every two weeks. In addition to that, we have a Phase III program, a subcu-Ultomiris Phase III program that we finished earlier this year. We disclosed our data. The data is very strong. We believe that it supports a regulatory submission. We're waiting for the 12 months data before we submit. So there's going to be further differentiation versus Soliris on the basis of formulations, but also indications. As Marc and Pascal were talking about, we have a total of 10 indications that we want to look at with our second generation as well as third generation C5. A - Pascal Soriot Thank you, Ludwig. So there's another question from Joe Walton that I will take quickly, which is about how will we raise the sales outside the United States. And Joe, the --I mean, there's a number of markets where we believe we can raise sales, but the most important one is China. You just heard Ludwig say that the presence of Alexion in China is very small. Today, you know we are number one in China. So we can definitely combine the expertise Alexion has globally and bring this expertise to China, but combine this with our size and our ability in China to invest and support launches and also importantly, to gain access for these very important products. Marc, there's a question for you, which is about cash flow. What is the level of cash flow conversion that we would expect? A - Marc Dunoyer This cash flow conversion not immediately but relatively rapidly will become one of the highest of the industry. So after one, two or three years, we expect this to be among the top of the industry and be among the top cash flow converter of the industry. Looking at revenues, but also looking at EBITDA. I'm not going to give you a precise number today, but you can watch us over the years, the cash flow conversion will improve significantly and very rapidly and we will be ranking among the best cash flow converter of the industry. A - Pascal Soriot Thanks, Marc. So let's go back to the hands raised. Emmanuel Papadakis. Emmanuel, go ahead. Q - Emmanuel Papadakis Thanks for taking the question. Its Emmanuel Papadakis from Deutsche. Maybe I'll take one on the margin side. You highlighted pro forma, you're going to get a couple of hundred basis point uplift on the core operating margin. You've got synergies to come. Perhaps you could just give us some updated perspectives on the midterm potential for the pro forma AstraZeneca group margin. Should we be now thinking about something more like the high 30s or beyond instead of mid-30s as previously discussed? Then perhaps a follow-up on the synergies of $500 million. You haven't given much more granularity. Could you just give us a bit more color on where that's coming from and the potential upside scope to that 10%. Alexion's cost base doesn't seem to be particularly aggressive target. So is there potential for that to be expanded? And then just a final one, and this is one perhaps for Ludwig. I'm sure you've discussed it in the past, but for the benefit of the uninformed AstraZeneca analysts such as myself, you could just perhaps give us your perspectives on the --I mean, there's obviously a lot of competitive pressures potentially coming, but in particular, the head-to-head Crovalimab studies? Thank you very much.

A - Pascal Soriot Marc, do you want to address that? Thanks, Emmanuel. You're on mute. A - Marc Dunoyer So we are not going to --I'm not going to give you a number. We have described for the operating margin in the medium term. We have described it in our announcement today as well as precisely as we could without being obligated to profit forecast. So please understand that we try to help you with the sense of travel, but we can't give you an exact number. But it's fair to say that it will --as I said earlier on, it will accelerate and step up the level of operating margin that AstraZeneca standalone will have been able to reach. Shall I take, at the same time, Pascal, the synergies? A - Pascal Soriot Yeah. A - Marc Dunoyer Or do you want to comment on it? A - Pascal Soriot No, go ahead. A - Marc Dunoyer Okay. So synergies, basically, the level that we have announced is a number that's going to be mostly cost synergies, but there will also be sales synergies so this is a mix of the two. On the cost synergy side, there will be obviously reduction of common infrastructure. We don't need two offices in countries. We don't need two distribution centers. So we will reorganize every potential infrastructure where the two companies can benefit from each other. For instance, on the manufacturing side, both companies rely heavily on outside contractors for biopharmaceutical production. Today, if we can organize ourself differently, we can benefit from dual sourcing (inaudible) and therefore, we'll be able to reduce the sort of the commitment or the cost to outside contractors. There will be limited duplications, obviously, in various functions, more in the administrative side. But just in summary, we should not regard this transaction as a synergy deal. In other words, it's not the usual merger of two large companies and people take a lot of synergies. This is more a strategic deal with an additional part of synergies, the synergies themselves and not the key objective. A - Pascal Soriot Thank you, Marc. So of course that we extend to half past. And I know it is the weekend, and I apologize for it, but I can see we have lots of questions, lot of interest and it's, of course, a very material transaction for both companies. So I think it's worthwhile giving more time to the questions.

So the next one is Matt Weston. Matt, go ahead. Q - Matt Weston Hi, Pascal, can you hear me? A - Pascal Soriot Yeah. Q - Matt Weston Two questions, please. One is on the cadence of synergies. I note that the $500 million target is by year three. Marc, can you help us as to how we're going to get there over years one and two? I presume if a lot of it is sales synergy led, it may be back-end loaded? And then secondly, a question around the timing of closing. Q3 seems like a relatively long period. Are there expected issues that you believe from a competition perspective that will get increased scrutiny and if so, do you believe that certain divestitures may be required for the deal to close? Thank you. A - Pascal Soriot Thanks, Matt. I think, Marc, it is for you. A - Marc Dunoyer So let me take the synergies guidancing first. So for cost synergies, we expect the integration over three years. So they will gradually increase with the maximum the third year. For sales synergies, it depends obviously of the product, whether the products are registered in that specific geography or not. But overall, we expect it will be between -the maximum synergies will be derived after five to seven years. Obviously, in some countries, if the product is just registered now and we are launching, let's say, next year, then the synergy will be immediate or very rapid. And in other case, the product has not been developed and need to be developed and approved, and of course, the synergies are delayed. So it's a little bit of a mix depending on at what stage the product is in what jurisdiction but by the year five, most, if not all, of the sales synergies will have been derived. There was another question which I forgot. What was it? What was your second question? Q - Matt Weston Hi, can you hear me? A - Marc Dunoyer Yes. Q - Matt Weston

So the other question was regarding the closing in Q3 and whether there were any anticipated. But, Marc, could I also just jump in and ask a clarification on your comments on the cadence on synergies. Just to be clear, there's a $500 million number mentioned on the slides, in answer to your previous question, is that costs and sales synergies or is the $500 million just the cost synergies and sales synergies are on top? A - Marc Dunoyer Most of the synergies are cost synergies. But I was telling you what we imagine as our project as sales synergies also. So what's going to come first are probably going to be the cost synergies and this is the $500 million we have committed to. And then we also have sales synergies. In some countries, it will come fast. And some other countries, it will take some time because we need to develop and get the product approved. A - Pascal Soriot On the cost synergies, Matt, we have said they will come within three years. And then sales synergies were --so some of them would come within three years, but there will be more that we might take longer because we have to get the product registered and launched, of course. So --and then, Marc, there was the other question about Q3. A - Marc Dunoyer So would we do expect --so why is it Q3? I think we obviously, we need to file to various anti competition regulatory authorities. There is no --we do not expect any major issues. But of course we want to be cautious and prepare ourselves well. So we think there is minimal issue with the regulatory authorities. And Pascal said earlier on that it is possible that we can gain a little bit of time, but it should be around the summer of 2021. A - Pascal Soriot Thanks, Marc. The next question is Tim Anderson. Go ahead, Tim. You must be on mute, Tim. We can't hear you. Q - Tim Anderson Okay. Can you hear me? A - Pascal Soriot Yeah. Q - Tim Anderson Okay. Question is, you say the combined company will have double-digit revenue growth through '25. I pretty much already get that in my standalone Astra model. When I look at what consensus has for future revenue growth for Alexion across the coming years, it frankly looks low and lower than Astra's standalone. So my question is, do you think Alexion consensus is too low, if not, then the transaction would seem to be dilutive to your top line growth. And I note that on Slide 6, you say the deal supports top line growth, but it's really only your comment on earnings where you say it's actually accretive. And then just a second question, why now with Alexion? Investors have been under the impression that this company has been for sale for a long time or it could have been acquired a long time ago. Astra looks very solidly positioned going forward. To me at least is not really apparent that you needed to do this transaction. A - Pascal Soriot Thanks, Tim. Marc, do you want to cover this? A - Marc Dunoyer Yeah. So yes, the --if you look at the consensus for Alabama, [ph] I think I would also be with you. It's lower than our own expectations. We have modeled the product one by one and we think that we see an upward potential --an upside potential versus the consensus for the Alexion in the coming years. Q - Tim Anderson So are you saying this is accretive to revenue growth or is that actually dilutive to your standalone revenue growth? A - Marc Dunoyer It is in line with our revenue growth. A - Pascal Soriot Yes. It is in line actually, Tim. By the time, you see --you consider the upside we see in some products, but also the sales synergies we see in some parts of the world and basically, it's more or less in line. So you have a one-off uplift of sales, of course and then you have a top line growth that is in line with what we expected from our own top line growth. And then you have, of course, a greater impact on profit and cash flow through the synergies and the top line growth. Q - Tim Anderson Okay. And then the question on why now because Alexion has been out there at a 9 multiple, which is low by biotech standards and you said it wasn't a competitive process. I'm just wondering what you see that others may have been missing on that acquisition front? A - Pascal Soriot Well, I mean, the why now, this kind of transaction take place at different times for different companies based on your circumstances. We believe it's the right time for us because we have a strong --I mean, as you said it yourself, we're in a strong position. We do this transaction in a position of strength. We have strong businesses. Oncology, biopharma are doing well. We are launching products, but we see a strong synergy in immunology in particular, but also in leveraging the capabilities we have to develop new products and commercialize them in the rare disease field. We saw synergies geographically. So we are always looking at how do we create more long-term value, short-term value through this accretion we're talking about, but also very much long term values for the synergies we see in bringing the two businesses together. So, as you know, we have been looking at options on a regular basis over the last number of years. And you decide to make those transactions at a time that is --that you think is the best for you as a company. And we believe it's the right time to do it. Now, I don't know, as Marc said, we can only comment on what we know. We believe it was not a competitive process, but we cannot comment for Alexion on that one. Marc, anything you want to add? A - Marc Dunoyer No, I think it's just that there is a consensus, at least we have seen the number of the consensus for Alexion. Our own internal modeling is higher, that's all I can say. And this has been done with our usual methodology of every indication, every molecule has been risk-adjusted. We have done significant amount of work on each of them, looking at competition and everything. So we are confident that this consensus can be delivered and we hope to do better. I think the part that maybe we --the consensus is missing is a synergistic aspect of having AstraZeneca with its global presence handle some of the products of Alexion around the world. I think this part is certainly not covered by the consensus. Q - Tim Anderson Thank you very much. A - Pascal Soriot Yeah. So we go back to this, it's an important question Tim is asking. I mean the commercial synergies, you can see them. I mean, in China, Alexion has no sales. So we can definitely develop the portfolio there, but on the sand front, maybe Mene, do you want to give some comments in terms of some of the possibilities we see long-term. A - Mene Pangalos Well, thank you, Pascal. I think the one thing we've been very interested in the complement pathway anyway for a number of our indications across nephrology and immunology so obviously, being able to access Alexion's expertise in this space is going to be phenomenal for us. But also, when you look at the investments we've made around genomics, around CRISPR gene editing, and around oligonucleotides, quite often we're coming up with targets and genes that actually are more amenable to rare diseases and to our sort of more specialist areas and we've not taken them forward. And so I think there's an opportunity now for us to marry those up with Alexion's capabilities and actually transition some of those programs to Alexion's capability and actually enable us to operate in all of these spaces that we haven't (inaudible) before.

A - Pascal Soriot Thanks, Mene. So Thomas is reminding me, we should give short answers. So we'll try to do this and answer every question that is left here. Simon Baker, go ahead, Simon. Q - Simon Baker Thank you for taking my questions. A couple of quick factual ones for Marc. Going back to Matt's question, could you give us any idea on the phasing of the cost, the cash costs associated with the deal and tell us where the --will they be included or excluded from the core numbers? Also on the tax rates, Alexion's tax rate is about 400 basis points lower than yours. So would it be reasonable to assume that there will be a proportionate decrease on your group tax rate? And then finally, on the Soliris selling practice and FCPA litigation, it looks like most of it's been settled. Could you just clarify if there are any outstanding cases in the US or elsewhere related to that? Thanks so much. A - Marc Dunoyer Yeah. So let me take the cost linked to the integration. I think we have indicated $650 million as a cost of restructuring. So it's probably going to be the totality in non-core over the next two to three years, I would imagine, of the integration. Your second question on the tax, yes, we are aware that the tax base of Alexion is lower than ours. We will see --we need to see more details before we can, I would say, define any potential tax synergies for the long term. Obviously, the two companies have organized differently. We will need to together to see what can be done once the closing is effective. A - Pascal Soriot Thank you, Marc. There's no tax synergies in the number we communicated. A - Marc Dunoyer We are not counting anything. A - Pascal Soriot So if any tax synergy that could be identified would be an upside. The next question --Simon, did we cover your question or do you want to... Q - Simon Baker The other one was just on Soliris, if there's any outstanding litigation? Thanks, Pascal. A - Pascal Soriot Yeah, sorry. Marc? A - Marc Dunoyer

I don't think there's anything --I don't remember any significant litigations. There may be some, but nothing that I remember in the due diligence. A - Pascal Soriot Next question is Jeff (inaudible) Go ahead, Jeff. You must be on mute. Q - Unidentified Participant Yes, I'm unmuted now. Thank you and congratulations on this very interesting transaction. First, (Technical Difficulty) is there anything in the Alexion pipeline outside the complement area or at least outside the C5 antibody franchise that you thought was particularly noteworthy and worth including in your forecasts? And then secondly, Pascal, to the extent that other interests might emerge or perhaps shareholders of Alexion feel that the assets worth more, are you prepared to respond to those suggestions or questions over time? Thanks. A - Pascal Soriot So I'm afraid, Jeff, I don't think I'll be able to answer the second question. We'll keep this for a reaction in case the circumstances you are mentioning will develop. On the first question, Marc or Mene, do you want to comment? A - Mene Pangalos I'm very excited about the complement Factor D program, which I think is very interesting and advanced. I also think that Wilson's disease program with the copper collator also looks very interesting. And the --obviously, it's a neuroscience, it forays into neurology and complement biology is thought to be very important in synaptic pruning and degeneration. And so I think those programs also are highly interesting. Q - Unidentified Participant Perfect. Thank you. A - Pascal Soriot Thank you, Mene. Marc, anything, you want to add to this or maybe? A - Marc Dunoyer No. Well, if I had, it's going to make the answer longer. So I think Mene has said --I would also mention maybe the two amyloidosis program, it's a very important clinical condition. And cardiac myopathy will be very interesting. There are studies ongoing. Yeah, there is high risk, high reward work on ALS and another one on geographic atrophy. One of this indication could be positive, this would be a tremendous upside. A - Pascal Soriot Thanks, Marc. Sachin, Bank of America. Go ahead, Sachin.

Q - Sachin Jain Hi, it's Sachin, can you hear me? A - Pascal Soriot Yeah, go ahead. Q - Sachin Jain Yeah, thanks for taking my questions A couple, please. Firstly, Pascal, could you comment to your intended tenure post deal completion? Obviously, succession planning has been a hot topic, so wondering if you could just touch on that. Second question, I'd like to go back to your better revenues growth expectation for Alexion. Beyond geographic expansion, do you think your better revenue outlook is a better view of the life cycle management plans or are you less concerned with the competition? And on the competition, there have been a couple of questions on various competitive assets, Amgen, Roche, et cetera. Wondering if you can just comment in a little bit more detail on your due diligence around that competition, your view of severity and timing of some of the key ones. And then finally, clearly, over the last number of years, there have been multiple media rumors of larger transactions. What feedback have you had Pascal, Marc, from investors on doing a transaction of this nature? I'm guessing many may interpret this deal as predominantly around cash flow or US infrastructure versus a pipeline that Alexion brings. So wondering if you could just rank those three factors as drivers of this deal for us. Thank you. A - Pascal Soriot So lots of questions, Sachin. The first one I will address quickly, everybody seems to be intent on reminding me that I'm aging, but I still feel energetic enough to stay long enough. So I don't have any plan to retire soon. And of course, I would want to stay long enough to see the fruit of this transaction deliver, not only from a sales viewpoint, but also strategically. I mean, we believe that there is long-term value in the scientific synergy we are talking about generating more products for rare disease, but also leveraging the complement system expertise that Alexion has to apply to disease outside of the rare disease field. The last question I'll ask Marc to cover. And maybe, Ludwig, do you want to comment on the middle question, which I think was about the impact of competition on the Soliris/Ultomiris franchise, Amgen and other products. And then we can also give our take on this after Ludwig has commented. A - Ludwig N. Hantson Yeah. So I will start and Aradhana can follow me. I think overall from a competition perspective, we feel we're in a very good position. And the Alexion assessments is that from aHUS, HPP, LAL-D and Factor 10A perspectives that there is not too much competition on the horizon. And these are four of the indications that we have marketed. Then with respect to neurology, MG and MO, as you know, this is a two-year young franchise and is now the biggest franchise in the United States. What we have there is, yes, we do have competition coming in. We do have a very strong clinical profile and I really invite you to look at our clinical data, for instance, the relapse rates, the Kaplan Meier, the survival curve that we have in NMOSD is just as high as I've ever seen in my life where we basically reduced the number of relapses by factor more than 95%. And I invite you to just to take a look at our clinical data and what else is out there. With respect to MG, we have a very strong profile, but we also have a very strong market positioning. The MG market, it has about 80,000 patients. The way that we'll look at it is, we're looking at the severe group of patients with Soliris initially about 8,000 patients out of the 80,000. With Ultomiris, with our Phase III program, we expect that we can expand the target population to maybe 20,000. But when you look at the type of patients that we're focusing on, it's kind of our own sand box within a larger MG population where FCRNs and some other potential molecules, we'll look at more the mild moderate stage of the disease, while we with C5 are coming in from a completely different patient type perspective. Aradhana, do you want to add anything to it. A - Aradhana Sarin No, I think let's move on. I know that it's going on for a long time. A - Ludwig N. Hantson Yeah. So that was long-winded answer. Sorry. A - Pascal Soriot I know. It's okay. It's an important question. I think the one thing people always forget is that they focus on biosimilar Soliris, they focus on competition, but often those competitors are targeting one single indication and everybody underestimates the whole series of new indications that are being developed to support the franchise. And the evolution of the franchise from Soliris to Ultomiris to Alexion 1720, so even though there will be competitors attacking different indications, overall, the franchise is very strong, we believe. Marc, do you want to cover the last question about the feedback regard. A - Marc Dunoyer Yeah. So basically, I think --trying to characterize this acquisition, I think we need to look at several dimension. Often, people try to say what type of acquisition is it? I think it's an acquisition for its pipeline. It is an acquisition for cash flow. It is an acquisition for the complementarity in science and we have described the immunology angle. But it's also a rare opportunity for us to maintain the superior growth profile in terms of revenues. This is so important for us. We have --there are not so many companies that can support the growth profile that we are projected to have in the coming years. So this is not one-trick pony. It is, A, an acquisition that fits several, several criteria, several standards. Q - Sachin Jain Thank you.

A - Pascal Soriot Thank you, Marc. I think it's really important to remember, as you saw from the pro forma, $11 billion EBITDA and an operating margin of 32%. And that will increase over the number --the next few years as was expected --as our own operating margin and EBITDA was expected to grow. So you'd have a very, very formidable financial power there. So what I could propose to do is take one or two last questions and then stop. So we respect your time on the weekend. Seamus at Guggenheim. Seamus, go ahead. You must be on mute, Seamus. Q - Seamus Fernandez Okay, I'm unmuted. Thanks very much for the question. So I just had a couple of questions here. I wanted to just get a quick sense of, as you look at the blend of growth opportunities, we've heard talk of sales synergies before. So it just sounds like the mix of the incremental growth opportunity is really going to be coming from outside the US incrementally from here. So just wanted to get a sense of where you see the mix of OUS versus US sales, given some of the dynamics of the growing franchises in the US at lower prices or potentially lower prices, and then this very robust opportunity in some of the emerging markets and in other areas. And then in terms of just a final question here, as we look at the incremental biosimilar --potential biosimilar dynamics, where do you see the Ultomiris, Soliris dynamics in Europe? Obviously, the US switch has gone extraordinarily well. Just wanted to get a general sense of where you see the C5 franchise in 2024, '25 in terms of that relative mix? Thanks. A - Pascal Soriot Thanks, Seamus. So let me just very quickly cover the first question is, we don't really comment on individual geographies and the percentages. But let me just give you an example. I mean, again, China, you know that 20% of our AstraZeneca sales come out of China. We are number one, the number one pharmaceutical company in the country and we've been growing a lot. Today, Alexion has zero sales in China. So we'll, of course, work hard to register those products and launch them. Now China, of course, is not as developed as the US or Europe or Japan in terms of rare diseases. But as the market matures towards more sophisticated, more expensive products like we've seen happen in oncology, we believe the same will be true of the rare disease market and the opportunity becomes very substantial over the next five years. And that's one example. There are many other emerging markets where we can certainly do better. And then the second question maybe, Ludwig, do you want to comment on this one? A - Ludwig N. Hantson Yeah. We've been --as far as conversion is concerned, we have been talking with investors about conversions in our top three countries, that is the US, Japan, and Germany. What they all have in common is that they all achieved the goal of 70% conversion as you laid out in the press release, within --in less than two years. And as a matter of fact, your question on Europe, Germany was --had the fastest uptake of all of the countries. So we see this conversion also on the European side. But as I said, our objective is to have all four indications, Soliris indications on the Ultomiris label and launch by 2023, which gives us several years before potential entry, but again, drive differentiation through the list of indications than indications for Ultomiris, differentiation through our subcu formulation, which we hope to file again next year, as well as differentiation from a pricing perspective. A - Pascal Soriot Thank you, Ludwig. So we are at half past, so I really want to be respectful of your time on a weekend. We've already gone quite a bit over time. So we'll close here and Thomas has suggested that we --maybe we'll offer another hour at some later stage so we can address some of the questions that we haven't been able to address if you are still interested. So with this, let me close the discussion and then thank you very much for your interest and the great question, your questions you've shared with us. And have a good weekend. Thank you very much. A - Nick Stone Thank you, everybody.

Important Additional Information

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion Pharmaceuticals, Inc. (“Alexion”) (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.